UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

High Roller Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

42981K100
(CUSIP Number)

Brandon Eachus c/o High Roller Technologies, Inc. 400 South 4th Street, Suite 500-#390 Las Vegas, Nevada 89101 (702) 509-5244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cascadia Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,358,955(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,358,955(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,358,955(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Securities disclosed herein consist of (i) 2,588,395 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by Cascadia Holdings Limited (“Cascadia”) and (ii) 731,388 shares of Common Stock and warrants to purchase 39,172 shares of Common Stock, beneficially held by Spike Up Media A.B. and Spike Up Media LLC, which are subsidiaries of Ellmount Interactive AB (collectively “Ellmount”).

(2) Based on 8,265,850 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Prospectus.

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brandon Eachus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,250
	8	SHARED VOTING POWER
3,390,205(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,390,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,390,205(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Securities disclosed herein consist of (i) 2,588,395 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by Cascadia Holdings Limited (“Cascadia”), (ii) 31,250 shares of the Issuer’s Common Stock purchased by Brandon Eachus in the initial public offering (“Offering”), and (iii) 731,388 shares of Common Stock and warrants to purchase 39,172 shares of Common Stock beneficially held by Ellmount.

(2) Based on 8,265,850 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Prospectus.

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Cribari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,250
	8	SHARED VOTING POWER
3,390,205(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,390,205(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,390,205(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Securities disclosed herein consist of (i) 2,588,395 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by Cascadia Holdings Limited (“Cascadia”), (ii) 31,250 shares of the Issuer’s Common Stock purchased by Michael Cribari in the Offering, and (iii) 731,388 shares of Common Stock and warrants to purchase 39,172 shares of Common Stock beneficially held by Ellmount.

(2) Based on 8,265,850 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Prospectus.

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeff Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,358,955(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,358,955(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,358,955(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Securities disclosed herein consist of (i) 2,588,395 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by Cascadia Holdings Limited (“Cascadia”), (ii) 731,388 shares of Common Stock and warrants to purchase 39,172 shares of Common Stock beneficially held by Ellmount.

(2) Based on 8,265,850 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Prospectus.

This statement constitutes Amendment No. 1 (“Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons on November 5, 2024 (the “Schedule 13D”), with respect to the common stock, $0.001 par value, of High Roller Technologies, Inc., a Delaware corporation. This Amendment is being filed in order to correct exhibit and hyperlinks within the Schedule 13D. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on March 22, 2024).
2.	Warrant issued by the Issuer to Spike Up Media LLC (incorporated by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on December 20, 2023)
3.	High Roller Technologies, Inc. 2024 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on January 18, 2024).
4.	Joint Filing Agreement, dated November 1, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CASCADIA HOLDINGS LIMITED

By:	/s/ Brandon Eachus
Name: Brandon Eachus
Title: Director

BRANDON EACHUS

By:	/s/ Brandon Eachus
Name: Brandon Eachus

MICHAEL CRIBARI

By:	/s/ Michael Cribari
Name: Michael Cribari

JEFF SMITH

By:	/s/ Jeff Smith
Name: Jeff Smith